

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 5, 2008

Cheryl Scully
Treasurer
World Omni Auto Leasing LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

> **Re:** **World Omni Auto Leasing LLC**
> **Registration Statement on Form S-3**
> **Filed July 10, 2008**
> **File No. 333-152253**

Dear Ms. Scully:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Registration Statement on Form S-3**

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Please also confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.

3.  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.  When available, please provide us with a copy of your updated servicing agreement and servicing supplement, marked to show changes from the servicing agreement and servicing supplement, including any changes made to comply with Regulation AB.

6.  Please include World Omni LT as a co-registrant or tell us why you believe this is not necessary.

7.  Please provide a legal analysis as to whether and how this exchange note structure is consistent with the SUBI structure permitted by Regulation AB.

8.  We recommend that you specifically incorporate by reference the appendix to avoid any confusion about its inclusion as part of your registration statement.

**Prospectus Supplement**

General

9.  Please confirm that the portion of the securitized pool balance attributable to the residual value for leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v) of Regulation AB.

10. We note from pages 28 and 35 of the base prospectus that you contemplate using both prefunding and revolving periods. Please provide bracketed language in the summary section of the prospectus supplement illustrating the form of disclosure you would provide for both of these features, if applicable. Refer to Item 1103(a)(5) of Regulation AB.

11. If you intend this to be a master trust or SUBI lease structure, please include the disclosure required by Item 1103(a)(4) of Regulation AB in the summary section, and confirm that any additional assets will be added to the trust in accordance with Item 1101(c)(3)(i) of Regulation AB.

The Exchange Note, Page S-7

12. Please delete the statement in the first paragraph that the exchange note is not offered to you under this prospectus. Since it is being registered and beneficial interests in it are precisely what are being offered, the statement is incorrect.

Risk Factors, page S-10

13. Please add a risk factor to discuss your liquidity relative to the current economic environment for asset-backed securities.

Use of Proceeds, page S-14

14. If applicable, please expand your disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Characteristics of the Leases, page S-20

15. Please confirm that you will include the information required by Item 1110 of Regulation AB for any originators that originate or are expected to originate more than 10% or 20% of the pool assets. Please also confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Forward-Looking Statements, page S-60

16. Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or revise.

**Base Prospectus**

The Leases and Leased Vehicles, page 23

17. Please expand your disclosure to provide more information regarding the parties that will perform the disposal process, including the experience of such party, any affiliations and any compensation arrangements. Refer to Item 1111(d)(2)(iii) of Regulation AB.

18. If applicable, please provide a summary of historical statistics on turn-in rates and residual value realization rates by the party responsible for such process over the past three years. Refer to Item 1111(d)(2)(vii) of Regulation AB.

Pre-funding Arrangement, page 28

19. Please disclose, in an appropriate part of the prospectus supplement, the amount of proceeds to be deposited in the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

20. Please disclose, in an appropriate part of the prospectus supplement, the percentage of the asset pool and any class or series of asset-backed securities represented by the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(4) will be provided. Provide this disclosure for the revolving account reference on page 35 also.

21. If applicable, please disclose here any limitations on the ability to add pool assets. Refer to Item 1111(g)(6) of Regulation AB. Provide this disclosure for the revolving period referenced on page 35 also.

22. We note from your disclosure on page 29 that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Securities, page 33

23. Please remove the statement that the "summary does not purport to be complete" as it should be a complete summary containing all information material to investors as regards the securities. Please also make corresponding changes on pages 39 and 48, and remove your reference to the summary being "qualified in its entirety."

Revolving Period and Amortization Period, page 35

24. Please disclose, in an appropriate part of the prospectus supplement, the maximum amount of additional assets that may be acquired during the revolving period or include bracketed language to show that the disclosure required by Item 1111(g)(3) will be provided.

25. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the revolving period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Securities, page 33

26. Please confirm that none of the interest rates will track a commodity or securities index.

*     *     *     *     *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc:  Via Facsimile (312) 861-2200
     Jeffrey O'Connor, Esq.
     Kirkland & Ellis LLP